ICAP

05011189

1 September 2005

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

RECEIVED SEP 12 2005 213

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

pp

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

SEP 1 THOMSON FINANCIAL

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

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Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	12:13 12-Aug-05
Number	0505Q

RNS Number:0505Q
ICAP PLC
12 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

MARK YALLOP

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

NOTIFICATION IN RESPECT OF SHARES ACQUIRED BY MR J M & MRS R J YALLOP

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR J M & MRS R J YALLOP

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

150,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.025%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

310p

14. Date and place of transaction

11 AUGUST 2005, LONDON

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

150,000 0.025%

16. Date issuer informed of transaction

11 AUGUST 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY
020 7000 5782

Name and signature of duly authorised officer of issuer responsible for making notification

KATHRYN DICKINSON

Date of notification 12 AUGUST 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	16:00 25-Aug-05
Number	5000Q

RNS Number:5000Q
ICAP PLC
25 August 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

IPGL LIMITED AND ITS SUBSIDIARY INCAP FINANCE B.V.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

AS PER 2

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

24.08.05

11) Date listed company informed

24.08.05

12) Total holding following this notification

130,769,560
(NO CHANGE)

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

21.554%

14) Any additional information

SEE NOTIFICATION FROM IPGL LIMITED

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ... 25 AUGUST 2005

To: ICAP plc
Dated 24 August 2005

Notification pursuant to sections 198,203 and 324 of the Companies Acts 1985

1. We write to inform you that the 5,223,855 ordinary shares of 10p each in ICAP Plc ("the Company") heretofore owned and registered in the name of IPGL Limited ("IPGL"), have been transferred to its subsidiary, Incap Finance B.V. ("Incap Finance"), Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam, The Netherlands, and that the registration of such transfer is pending. Accordingly, on 24 August 2005 Incap Finance acquired a notifiable interest in such 5,223,855 shares bringing the total notifiable interest of Incap Finance up to 130,769,560 shares of 10p each in ICAP Plc.

2. Michael and Lorraine Spencer have an interest in 55.1 per cent of IPGL. There is no change in the interests of Michael and Lorraine Spencer, IPGL and Incap Finance in the shares of the Company within the meaning of the statutory provisions referred to above.

This notice is given in fulfilment of, and for the express purpose of discharging the obligations upon all of the individuals and companies named above pursuant to the said sections of the companies Act in relation to the matters referred to in paragraph 1 above.

For and on behalf of

IPGL Limited
Mr & Mrs Spencer

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	16:42 25-Aug-05
Number	4997Q

RNS Number:4997Q
ICAP PLC
25 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

MICHAEL SPENCER

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

MR M SPENCER AND MRS SPENCER

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IPGL LIMITED	5,223,855
INCAP FINANCE BV	125,545,705
M SPENCER	
(PERSONAL HOLDING)	996,800
HELD IN TRUST FOR CHILDREN	50,000

8. State the nature of the transaction

TRANSFER OF SHARES FROM
IPGL LIMITED TO
INCAP FINANCE B.V.

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

N/A

14. Date and place of transaction

24 AUGUST 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

INCAP FINANCE B.V. 130,769,560
21.554%

M SPENCER (PERSONAL HOLDING)
0.164% 996,800

HELD IN TRUST FOR CHILDREN 50,000
0.008%

16. Date issuer informed of transaction

24 AUGUST 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

SEE BELOW NOTIFICATION

24. Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

25 AUGUST 2005

Letter to ICAP

Notification pursuant to sections 198,203 and 324 of the Companies Acts 1985

1. We write to inform you that the 5,223,855 ordinary shares of 10p each in ICAP Plc ("the Company") heretofore owned and registered in the name of IPGL Limited ("IPGL"), have been transferred to its subsidiary, Incap Finance B.V. ("Incap Finance"), Atrium, Strawinskylaan 3105, 1077 ZX Amsterdam, The Netherlands, and that the registration of such transfer is pending. Accordingly, on 24 August 2005 Incap Finance acquired a notifiable interest in such 5,223,855 shares bringing the total notifiable interest of Incap Finance up to 130,769,560 shares of 10p each in ICAP Plc.

2. Michael and Lorraine Spencer have an interest in 55.1 per cent of IPGL. There is no change in the interests of Michael and Lorraine Spencer, IPGL and Incap Finance in the shares of the Company within the meaning of the statutory provisions referred to above.

This notice is given in fulfilment of, and for the express purpose of discharging the obligations upon all of the individuals and companies named above pursuant to the said sections of the companies Act in relation to the matters referred to in paragraph 1 above.

For and on behalf of
IPGL Limited
Mr & Mrs Spencer

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Company	ICAP PLC
TIDM	IAP
Headline	Acquisition
Released	15:15 30-Aug-05
Number	6067Q

Press Release

ICAP to acquire United Fuels International, Inc, a leading US energy brok

London, August 30, 2005 – ICAP plc (IAP.L), the world's largest interdealer broker, has agreed to acquire through its Group companies the majority of the assets of United Fuels International, Inc. and its Affiliates (United), a leading US based energy broking business with turnover of $24 million in 2004.

Headquartered in Burlington, MA with 5 US offices, United's 60 staff, including 41 brokers, serve over 500 industry clients across the three major energy market segments: physical energy - crude oils, gasoline, distillates, jet fuel, coal and emissions; energy derivatives – crude, fuel oil, natural gas NYMEX swaps, emissions derivatives and coal swaps; and energy futures- NYMEX floor brokerage, Introducing Broker services, and technical advisory services.

Dennis Crum, CEO of ICAP Energy LLC, commented, "United has a strong presence in the US oil, oil related markets, emissions and coal is a great addition to our core strength in US power and gas. It is also an excellent fit with ICAP's leading position in the energy markets in Europe and Asia particularly the London and Singapore based businesses in oil and refined products."

Michael Spencer, ICAP's Group Chief Executive said, "The energy markets are highly fragmented but developing rapidly and represent a real growth opportunity. These markets attract a very diverse range of customers and United had established a broad coverage with high quality staff to service them. This acquisition further extends ICAP's position as the world's largest and most diversified energy broker in the OTC markets."

The acquisition of United is expected to be completed in early October 2005, when a further announcement will be made, and is expected to be immediately accretive to ICAP's earnings per share. The consideration is expected to be satisfied by a cash payment on completion.

Contacts:

Dennis Crum	ICAP Energy – US	(1) 502 212 4903
Paul Newman	ICAP Energy – UK	(44) 20 7000 5244
Ivette Collazo	ICAP N.A.– Media Relations	(1) 212 815 6886
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

ICAP Energy was named Broker of the Year by Energy RISK magazine in a poll of market participants.

About United:

Founded in late 1980, United Fuels International, Inc. and its affiliated companies comprise one of the leading integrated energy brokerage firms in the United States. In the over-the-counter ("OTC') market, United acts as a broker of spot and long term transactions between commercial industry participants. In the futures market, the Company provides floor brokerage execution on the New York Mercantile Exchange. ('NYMEX"), as well as full service introducing brokerage, technical advisory and newsletter services for energy futures and options to industry clients. United's customer base includes major oil companies, independent refiners, domestic and international investment banks, domestic and international trading firms, petroleum marketers, airline companies, electric utility companies, industrial manufacturers, petrochemical companies, and managed futures funds.
The acquisition includes United Fuels International, Inc., United Crude Oil, Inc., United Domestic Crude Oil, Inc., United Power, Inc., and United Energy, Inc.

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:19 01-Sep-05
Number	7205Q

RNS Number:7205Q
ICAP PLC
01 September 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 SEPTEMBER 2005

1. Name of applicant: ICAP PLC

2. Name of scheme 1998 UNAPPROVED SHARE OPTION PLAN

3. Period of return:

From 1 MARCH 2005 To 31 AUGUST 2005

4. Balance under scheme from previous return:

1,965,860 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

815,000 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period

1,150,860 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 5,000,000 DESIGNATION TO THIS SCHEME.

7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 2,500,000 DESIGNATED TO THIS SCHEME.

2,500,000 ORDINARY SHARES OF 10P EACH ON 11 AUGUST ALL DESIGNATED TO THIS SCHEME.

9. Total number of securities in issue at the end of the period

606,723,304 ORDINARY SHARES OF 10P EACH

Name of contact	KATHRYN DICKINSON DEPUTY COMPANY SECRETARY
Address of contact	2 BROADGATE, LONDON, EC2M 7UR
Telephone number of contact	020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

ICAP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:25 01-Sep-05
Number	7204Q

RNS Number:7204Q
ICAP PLC
01 September 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 SEPTEMBER 2005

1. Name of applicant: ICAP PLC

2. Name of scheme 1998 SHARESAVE SCHEME

3. Period of return: From 1 MARCH 2005 To 31 AUGUST 2005

4. Balance under scheme from previous return: 2,299,594 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/allotted under scheme during period: 736,267 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period 1,563,327 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission 10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATION TO THIS SCHEME. 7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 5,000,000 DESIGNATED TO THIS SCHEME.

9. Total number of securities in issue at the end of the period

606,723,304 ORDINARY SHARES OF 10P EACH

Name of contact KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON, EC2M 7UR

Telephone number of contact 020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant ICAP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	14:32 01-Sep-05
Number	7206Q

RNS Number:7206Q
ICAP PLC
01 September 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 SEPTEMBER 2005

1. Name of applicant: ICAP PLC

2. Name of scheme 2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. Period of return:

From 1 MARCH 2005 To 31 AUGUST 2005

4. Balance under scheme from previous return:

1,916,800 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

402,611 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period

1,514,189 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATION TO THIS SCHEME.

9. Total number of securities in issue at the end of the period

606,723,304 ORDINARY SHARES OF 10P EACH

Name of contact KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON, EC2M 7UR

Telephone number of contact 020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

ICAP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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